Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2025 and 2026. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.2 — Condensed Consolidated Financial Statements of Springview Holdings Ltd as of December 31, 2025 and June 30, 2026 (unaudited) and for the six months ended June 30, 2025 (unaudited) and 2026 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2025, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 28, 2026.

In this report, as used herein, and unless the context suggests otherwise, the terms “Springview,” “Company,” “we,” “us” or “ours” refer to the combined business of Springview Holdings Ltd and its subsidiaries and other consolidated entities. References to “dollar” and “US$” are to U.S. dollars, the lawful currency of the United States. References to “S$” are to Singapore dollars, the lawful currency of Singapore. References to “SEC” are to the Securities and Exchange Commission.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (A&A), and (iv) other general contracting services. For new construction, an existing house will be demolished and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We operate in a highly competitive industry and our competitors may be more successful in securing contracts

We face significant competition within the construction industry and certain of our competitors may have greater financial resources and manpower, stronger track record and more established reputation in the market that provide them with advantage in sourcing for new customers and business opportunities. Additionally, our competitors may be aggressive in their pricing policies or offer additional services to secure contracts in tenders that we participate in. We believe that we have developed a well-regarded reputation and notable branding in the market for completing high quality projects, and coupled with the strong relationships that we have nurtured and maintained with our customers, sub-contractors, suppliers and external consultants, all of which serve as reliable sources of new project referrals, will allow us to maintain our competitiveness in the market and acquire new customers effectively. However, if we are unable to maintain our reputation in delivering high quality projects in a timely manner to the satisfaction of our customers, we might not compete successfully with our competitors and may adversely affect our business and results of operations.

Our revenue and profitability are unpredictable due to the nature of our business

Revenue from our construction projects is non-recurring in nature and on a project-by-project basis, which results in unpredictability in our revenue and profitability from period to period. We recognize revenue from ongoing contracts based on percentage of work performed, and certain ongoing contracts may last for more than a year and the revenue from such projects may be recognized across financial years. The revenue and profitability recorded for a financial period may fluctuate depending on the stage of completion for our ongoing contracts and thus the short-term results of operations may not be indicative of future financial performance and prospects of our business. We are constantly active in building our contract pipeline via participation in tenders and seeking referrals from various channels in order to secure new contracts and achieve growth in revenue. However, there is no assurance that we are able to successfully secure new projects to replace completed projects, or continually secure projects that have a higher or comparable contract values and margins, which may materially and adversely affect our business and results of operations.

We generally depend on our subcontractors and suppliers to perform their obligations in order to bring our projects to completion and meet our customers’ requirements

The provision of construction services is highly demanding and requires our company to effectively co-ordinate and leverage both internal and external resources, the latter mainly involving subcontractors and suppliers. We are dependent on our subcontractors and suppliers to deliver quality product or services that we engage them for, such as supply of building materials and ventilation work, in order to fulfil our own contractual obligations to the customers in delivering completed projects based on the contracted scope of work and design. While we have developed and maintained strong relationships and rapport with several trusted suppliers and subcontractors that have been providing us with quality products and services in a timely manner, there is no assurance that they will continue to render products and services that meet our requirements in terms of quality and timing in the future. Further, despite our company’s best effort in screening the subcontractors that we engage for our projects for their competency based on several factors including track record, reputation, and price competitiveness, we bear certain risks associated with subpar or nonperformance by our subcontractors as subcontractors generally do not have direct contractual relationships with our customers. In addition, we do not have any long-term agreements with our subcontractors or suppliers, and hence we cannot be assured that we can procure similar arrangements from our existing subcontractors or suppliers at a reasonable rate that meets our budget, or that we can successfully engage with alternative providers if such events do occur. During the interim period, no single subcontractor or supplier accounted for more than 10% of our total subcontracting and procurement costs, and our subcontractor and supplier base is diversified. We did not experience any material subcontractor performance issues or material cost escalation during the interim period, which may result in our business and results of operations being materially and adversely impacted.

We are subject to several macro-economic, regulatory, social and other factors which are beyond our control

We operate within Singapore’s construction and major A&A industry and are affected by several factors including macro-economic, regulatory, social and political conditions which are beyond our company’s control. We depend on Singapore to continue to be a stable and attractive country for residency purposes as majority of our customers are residential homeowners seeking to build properties that fit their aspirations. The growth of our target customer segment in Singapore may be influenced by the country’s political and social stability, key policies and regulations related to taxation and immigration as well as overall business and market sentiment, all of which are beyond our control. Additionally, our business is also affected by inflation and interest rate environment. As of the date of this report, we have witnessed the impact of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. An increase in interest rates may also result in a higher borrowing cost for our business. There can be no guarantee that any of these factors beyond our control will not develop in a manner that may have an adverse and material effect on our business operations in the future.

Results of Operations

For the six months ended June 30, 2025 and 2026

The following tables set forth a summary of our unaudited condensed consolidated results of operations, in absolute amount and as a percentage of our net revenues for the six months ended June 30, 2025 and 2026. This information should be read together with our unaudited condensed consolidated financial statements and related notes. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2025	2026	2026	Variance
	S$	S$	US$	S$	%
Revenue	3,734,033	5,167,711	3,993,286	1,433,678	38.4
Total Revenue	3,734,033	5,167,711	3,993,286	1,433,678	38.4

Cost of revenue	(2,904,816)	(3,890,209)	(3,006,112)	(985,393)	33.9
Total Cost of revenue	(2,904,816)	(3,890,209)	(3,006,112)	(985,393)	33.9
Gross profit	829,217	1,277,502	987,174	448,285	54.1

Operating expenses
General and administrative expenses	(1,355,431)	(1,563,553)	(1,208,217)	(208,122)	15.4
Total operating expenses	(1,355,431)	(1,563,553)	(1,208,217)	(208,122)	15.4

Loss from operations	(526,214)	(286,051)	(221,043)	240,163	(45.6)

Other income (expenses)
Interest expenses, net	(51,346)	(40,818)	(31,542)	10,528	(20.5)
Other income	56,587	63,427	49,012	6,840	12.1
Total other income, net	5,241	22,609	17,470	17,368	331.4

Loss before income taxes	(520,973)	(263,442)	(203,573)	257,531	(49.4)
Income tax benefit (expenses)	12,860	(51,755)	(39,993)	(64,615)	(502.4)
Net loss	(508,113)	(315,197)	(243,566)	192,916	(38.0)
Other comprehensive income (loss)
Foreign currency translation adjustments	(293,535)	18,789	14,519	312,324	(106.4)
Total Comprehensive loss	(801,648)	(296,408)	(229,047)	505,240	(63.0)

Comparison of six months ended June 30, 2025 and 2026

Revenue

We generate revenue mainly from construction projects with the following major categories of work: (i) new construction, (ii) reconstruction, (iii) Addition & Alterations (A&A), and (iv) other general contracting services, such as renovation and design consultation. Due to our business nature, the majority of our revenue is driven by standalone projects with varying contract sizes on a non-recurring basis. We recognize revenue from our construction projects over time and referencing the stage of completion via input method, which is based on our actual costs incurred for the project during the period relative to the total estimated costs for the project.

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2025	2026	2026	Variances
	S$	S$	US$	S$	%
New construction	2,466,676	2,214,121	1,710,936	(252,555)	(10.2)
Reconstruction	466,166	1,418,330	1,095,997	952,164	204.3
A&A	719,903	1,346,959	1,040,846	627,056	87.1
Other general contracting services	81,288	188,301	145,507	107,013	131.6
Total revenue	3,734,033	5,167,711	3,993,286	1,433,678	38.4

During the six months ended June 30, 2025 and 2026, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 66.1% and 42.8% of the total revenue, respectively. Revenue from reconstruction work accounted for approximately 12.5% and 27.4% of the total revenue for the six months ended June 30, 2025 and 2026, respectively, while revenue from A&A works accounted for approximately 19.3% and 26.1% of the total revenue, respectively.

Our total revenue increased by S$1,433,678, or 38.4%, from S$3,734,033 for the six months ended June 30, 2025, to S$5,167,711 (US$3,993,286) for the six months ended June 30, 2026. The increase was primarily attributable to significant growth in our reconstruction, A&A works and other general contracting services, which collectively contributed S$1,686,233 of incremental revenue, partially offset by a decline of S$252,555 in new construction revenue.

Revenue from new construction decreased by S$252,555, or 10.2%, from S$2,466,676 for the six months ended June 30, 2025 to S$2,214,121 (US$1,710,936) for the six months ended June 30, 2026. The decrease was primarily due to a reduction in the number of new construction projects from five projects as of June 30, 2025 to three projects as of June 30, 2026, and certain ongoing new construction projects being in their final stages with lower revenue recognition under the percentage-of-completion method.

Revenue from reconstruction increased by S$952,164, or 204.3%, from S$466,166 for the six months ended June 30, 2025 to S$1,418,330 (US$1,095,997) for the six months ended June 30, 2026. The substantial increase was primarily driven by the progression and ramp-up of 5 reconstruction projects that were awarded in 2025 and early 2026, from which S$1,417,497 of revenue was recognized during six months ended June 30, 2026. Similarly, revenue recognized from A&A works increased by S$627,056, or 87.1%, from S$719,903 for the six months ended June 30, 2025 to S$1,346,959 (US$1,040,846) for the six months ended June 30, 2026. The increase was primarily attributable to the successful award and commencement of 2 new A&A projects, from which S$1,186,348 of revenue was recognized during six months ended June 30, 2026, partially offset by lower revenue recognized from legacy A&A contracts, alongside the continued execution of existing A&A contracts that progressed into higher-value construction stages.

Additionally, our other general contracting services also increased by S$107,013, or 131.6%, from S$81,288 for the six months ended June 30, 2025 to S$188,301 (US$145,507) for the six months ended June 30, 2026, primarily due to the maintenance work for previous customers.

	For the six months ended June 30,
	2025	2026	2026	Variances
	S$	S$	US$	S$	%
Commercial customers	719,903	1,072,455	828,727	352,552	49.0
Residential customers	3,014,130	4,095,256	3,164,559	1,081,126	35.9
Total revenue	3,734,033	5,167,711	3,993,286	1,433,678	38.4

For the six months ended June 30, 2026, revenue from commercial customers increased by S$352,552, or 49.0%, to S$1,072,455 (US$828,727), compared with S$719,903 for the six months ended June 30, 2025. The increase was primarily attributable to construction works on 1 project signed in late 2025, from which S$911,843 of revenue was recognized during six months ended June 30, 2026, which were in active progress throughout the six months ended June 30, 2026, with revenue recognized as the works progressed. Revenue from residential customers rose by S$1,081,126, or 35.9%, to S$4,095,256 (US$3,164,559) for the six months ended June 30, 2026, from S$3,014,130 for the six months ended June 30, 2025, primarily due to increased construction activities and progress on residential projects during the current period. As a result, our total revenue for the six-month period ended June 30, 2026 grew by S$1,433,678, representing an increase of 38.4%, to S$5,167,711 (US$3,993,286).

Cost of revenue

	For the six months ended June 30,
	2025	2026	2026	Variances
	S$	S$	US$	S$	%
Subcontracting costs	787,515	1,901,127	1,469,073	1,113,612	141.4
Material costs	907,026	784,941	606,554	(122,085)	(13.5)
Labor costs	573,620	567,174	438,277	(6,446)	(1.1)
Equipment rental and site costs	261,592	288,791	223,160	27,199	10.4
Other direct costs	375,063	348,176	269,048	(26,887)	(7.2)
Total Cost of revenue	2,904,816	3,890,209	3,006,112	985,393	33.9

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue increased by S$985,393, or 33.9%, from S$2,904,816 for the six months ended June 30, 2025 to S$3,890,209 (US$3,006,112) for the six months ended June 30, 2026. The approximately 33.9% overall increase in cost of revenue was in line with our increase in revenue during the same period, and primarily driven by a significant increase in subcontracting costs incurred, which rose by S$1,113,612, or 141.4%, from S$787,515 for the six months ended June 30, 2025 to S$1,901,127 (US$1,469,073) for the six months ended June 30, 2026. This increase was primarily driven by the higher volume of residential construction projects completed in the current period, which required greater engagement of subcontractors to support project execution, as well as maintenance work performed for our prior commercial customer. As a result of this increase, subcontracting costs represented approximately 48.9% of total cost of revenue for the six months ended June 30, 2026, compared with approximately 27.1% in the comparable period of 2025.

On the other hand, material costs decreased by S$122,085, or 13.5%, from S$907,026 for the six months ended June 30, 2025 to S$784,941 (US$606,554) for the six months ended June 30, 2026. This decrease was primarily attributable to a shift in project mix toward subcontractor-led execution, under which a greater portion of materials was procured directly by subcontractors and reflected within subcontracting costs, as well as improved procurement efficiency and pricing negotiations with suppliers. Labor costs remained relatively stable, decreased by S$6,446, or 1.1%, from S$573,620 for the six months ended June 30, 2025 to S$567,174 (US$438,277) for the six months ended June 30, 2026, reflecting a stable in-house workforce. Equipment rental and site costs increased by S$27,199, or 10.4%, from S$261,592 for the six months ended June 30, 2025 to S$288,791 (US$223,160) for the six months ended June 30, 2026, driven by the need for additional equipment to support our expanding project portfolio. Lastly, other direct costs decreased by S$26,887, or 7.2%, from S$375,063 for the six months ended June 30, 2025 to S$348,176 (US$269,048) for the six months ended June 30, 2026, primarily due to lower dormitory rental, dormitory utilities and vehicle operating expenses.

Gross Profit

For the six months ended June 30, 2025 and 2026, our gross profits were S$829,217 and S$1,277,502 (US$987,174), respectively, and our gross profit margins were approximately 22.2% and 24.7%, respectively. Our gross profit increased by S$448,285, or approximately 54.1% primarily driven by higher contribution from reconstruction and A&A project, partially offset by increased subcontracting cost. The improvement in our gross margin was principally driven by (i) a favorable revenue mix, with a greater proportion of revenue derived from reconstruction and A&A projects, which generally generate higher gross margins, and (ii) operating leverage, as the growth in revenue outpaced the growth in cost of revenue.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the six months ended June 30,
	2025	2026	2026	Variances
	S$	S$	US$	S$	%
Staff expenses	575,997	611,379	472,436	35,382	6.1
Depreciation and amortization	23,811	44,101	34,079	20,290	85.2
Lease expenses	99,916	123,198	95,200	23,282	23.3
Medical and insurance expenses	101,413	103,171	79,724	1,758	1.7
Transport and entertainment	20,694	34,831	26,915	14,137	68.3
Professional fees	323,693	642,694	496,634	319,001	98.6
Bad debt written off	183,732	-	-	(183,732)	(100.0)
Other miscellaneous expenses	26,175	4,179	3,229	(21,996)	(84.0)
General and administrative expenses	1,355,431	1,563,553	1,208,217	208,122	15.4

General and administrative expenses consisted primarily of staff expenses, depreciation and amortization, lease expenses, medical and insurance expenses, transport and entertainment, professional fees, bad debt written off and other miscellaneous expenses. General and administrative expenses increased by S$208,122, or approximately 15.4%, from S$1,355,431 for the six months ended June 30, 2025, to S$1,563,553 (US$1,208,217) for the six months ended June 30, 2026.

Staff expenses increased by S$35,382, or 6.1%, to S$611,379 (US$472,436) for the six months ended June 30, 2026, compared with S$575,997 for the six months ended June 30, 2025, reflecting higher headcount-related costs to support business expansion. Depreciation and amortization rose by S$20,290, or 85.2%, from S$23,811 for the six months ended June 30, 2025 to S$44,101 (US$34,079) for the six months ended June 30, 2026, primarily due to higher depreciation and amortization changes during the period. Lease expenses increased by S$23,282, or 23.3%, to S$123,198 (US$95,200) for the six months ended June 30, 2026, compared with S$99,916 for the six months ended June 30, 2025, driven by higher office-related leasing costs. Medical and insurance expenses remained relatively flat, increasing by S$1,758, or 1.7%, from S$101,413 for the six months ended June 30, 2025 to S$103,171 (US$79,724) for the six months ended June 30, 2026. Transport and entertainment expenses grew by S$14,137, or 68.3%, from S$20,694 for the six months ended June 30, 2025 to S$34,831 (US$26,915) for the six months ended June 30, 2026, in connection with increased business activities.

Professional fees increased significantly by S$319,001, or 98.6%, to S$642,694 (US$496,634) for the six months ended June 30, 2026, compared with S$323,693 for the six months ended June 30, 2025, mainly due to additional professional service fees incurred for corporate legal compliance and listing-related advisory work during the period. Bad debt written off decreased by S$183,732, or 100.0%, as there was no bad-debt write-off recorded for the six months ended June 30, 2026, compared with S$183,732 for the six months ended June 30, 2025. Other miscellaneous expenses decreased by S$21,996, or 84.0%, from S$26,175 for the six months ended June 30, 2025 to S$4,179 (US$3,229) for the six months ended June 30, 2026, primarily due to reduction in sundry administrative charges and one-off miscellaneous costs recognized in the prior period.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to a related party. Interest expenses, net decreased by S$10,528, or approximately 20.5% from S$51,346 for the six months ended June 30, 2025, to S$40,818 (US$31,542) for the six months ended June 30, 2026. This reduction was primarily due to a lower average debt balance, as the company did not take on any new borrowings during the period.

Other Income

Other income primarily consisted of interest income and other miscellaneous income. Other income increased by S$6,840 or approximately 12.1% from S$56,587 for the six months ended June 30, 2025, to S$63,427 (US$49,012) for the six months ended June 30, 2026. The increase was principally attributable to higher Jobs Credit received during the period, as well as higher interest income earned from short-term lending activities to a third party.

Income Tax Benefit (expenses)

Our income tax benefit was S$12,860 for the six months ended June 30, 2025, and our income tax expenses were S$51,755 (US$39,993) for the six months ended June 30, 2026. The income tax benefit for the six months ended June 30, 2025 was a result of a loss before taxes, while the income tax expense recorded for the six months ended June 30, 2026 was primarily attributable to taxable profit generated by our Singapore subsidiary during the period.

Net loss

As a result of the foregoing, our net loss decreased by S$192,916, or approximately 38.0%, from a net loss of S$508,113 for the six months ended June 30, 2025, to a net loss of S$315,197 (US$243,566) for the six months ended June 30, 2026.

Loss Per Share

Our loss per share decreased by approximately S$0.01, or 33.3%, from approximately S$0.04 loss per share for the six months ended June 30, 2025 to approximately S$0.03 loss per share for the six months ended June 30, 2026. Basic and diluted loss per share are identical for both periods as there were no potentially dilutive securities outstanding during either period. The computation of loss per share is based on the weighted-average number of outstanding ordinary shares, retrospectively adjusted for the effect of the reverse share split.

Liquidity and Capital Resources

As of December 31, 2025 and June 30, 2026, our cash balances amounted to approximately S$3,807,796 and S$1,724,107 ($1,332,283), respectively, and our current assets were S$9,919,477 and S$9,298,443 ($7,185,258), and our current liabilities were S$2,939,244 and S$2,635,285 ($2,036,386), respectively. For the six months ended June 30, 2025 and 2026, we generated net loss of S$508,113 and S$315,197 ($243,566), respectively. For the six months ended June 30, 2025 and 2026, the operating cash outflow were S$1,516,162 and S$2,100,618 ($1,623,226), respectively. The increase was primarily attributable to an increase in contract assets of approximately S$1.09 million, compared with a decrease of approximately S$0.60 million in the prior-year period, and an increase in prepaid expenses and other current assets of approximately S$0.51 million, compared with approximately S$0.10 million in the prior-year period. These effects were partially offset by a smaller decrease in accounts payable of approximately S$0.21 million, compared with approximately S$1.34 million in the prior-year period, and a lower net loss of approximately S$0.32 million, compared with approximately S$0.51 million in the prior-year period. The increase in prepaid expenses and other current assets primarily included refundable advance payments made under strategic M&A advisory arrangements.

In assessing our liquidity, the management believes that our current cash and working capital will be sufficient to support our continuous operations and meet our third parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the unaudited condensed consolidated financial statements.

Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. As of the date of this report, we have funded our operations principally through our successful initial public offering in 2024 and a private placement in 2025. We have initiated efforts to optimize its operating cycle and enhance the timing and efficiency of collections from customers. Based on management’s current forecasts, the Company expects cash outflows from operating activities to decline significantly over the next twelve months as working capital management improves and operating efficiencies are realized. As of December 31, 2025, and June 30, 2026, our outstanding loans and borrowings amounted to S$576,751 and S$470,137 ($363,293), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to three years.

We believe that our current cash and loans from banks, the net proceeds from our initial public offering and improved working capital management from operations will be sufficient to meet our working capital needs in the next 12 months from the date of these unaudited condensed consolidated financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth beyond our initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flow Analysis

For the six months ended June 30, 2025 and 2026

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$
Net cash used in operating activities	(1,516,162)	(2,100,618)	(1,623,226)
Net cash provided by investing activities	1,300,000	447,360	345,692
Net cash provided by (used in) financing activities	69,796	(449,220)	(347,130)
Effect of foreign exchange on cash	(293,535)	18,789	14,519
Net changes in cash	(439,901)	(2,083,689)	(1,610,145)
Cash at the beginning of the period	3,373,424	3,807,796	2,942,428
Cash at the end of the period	2,933,523	1,724,107	1,332,283

Operating Activities

Changes in cash flow from operating activities from the six months ended June 30, 2025 to the six months ended June 30, 2026.

We had net cash used in operating activities of S$2,100,618 (US$1,623,226) for the six months ended June 30, 2026, compared to net cash used in operating activities of S$1,516,162 for the six months ended June 30, 2025. The increase in cash flow used in operating activities for six months ended June 30, 2026, is primarily a result of:

(1)	an increase in contract assets of S$1,090,454 (US$842,635) for the six months ended June 30, 2026, as compared to a decrease in contract assets of S$596,515 for the six months ended June 30, 2025, primarily as a result of a higher volume of construction work performed during the current period for which revenue was recognized but had not yet been billed to customers as of June 30, 2026; and

(2)	an increase in prepaid expense and other assets of S$505,787 (US$390,841) for the six months ended June 30, 2026 as compared to an increase in other assets of S$102,692 for the six months ended June 30, 2025, primarily attributable to refundable advance payments made under strategic M&A advisory arrangements; and

(3)	a net loss of S$315,197 (US$243,566) for the six months ended June 30, 2026, as compared to a net loss of S$508,113 for the six months ended June 30, 2025, which partially offset the increase in net cash used in operating activities during the current period; and

(4)	a decrease in accounts payable of S$206,808 (US$159,804) for the six months ended June 30, 2026, as compared to a decrease in accounts payable of S$1,338,924 for the six months ended June 30, 2025, reflecting lower cash outflows used to settle accounts payables during the current period.

Investing Activities

For the six months ended June 30, 2025, investing activities consisted solely of proceeds from the repayment of loans made to a third party, amounting to S$1,300,000 ($1,022,093).

For the six months ended June 30, 2026, net cash provided by investing activities was S$447,360 (US$345,692), consisting of proceeds of S$965,000 (US$745,692) from the repayment of loans made to a third party, partially offset by a prepayment of S$517,640 (US$400,000) for obtaining the patent license rights.

Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was S$69,796 ($54,875) which was primarily consisting of proceeds from related party of S$999,610 ($785,919) and offset by repayment of amount due to related party of S$758,027 ($595,980).

For the six months ended June 30, 2026, net cash used in financing activities was S$449,220 (US$347,130), primarily consisting of payments to related parties of S$447,520 (US$345,816), repayments of loans and borrowings of S$106,614 (US$82,385), and payments for finance lease liabilities of S$25,086 (US$19,385), partially offset by proceeds from related parties of S$130,000 (US$100,456).

Contingencies

In the normal course of business, our company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. Our company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. Our company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

In connection with a workplace incident that occurred at one of the Company’s construction projects in 2019, the Company was charged by the Ministry of Manpower under Section 12(1) of the Workplace Safety and Health Act and under Section 5 of the Building Control Act. In November 2025, the State Courts of Singapore imposed a total fine of S$250,000 on the Company, payable in ten monthly installments of S$25,000 commencing in November 2025.

As of December 31, 2025 and June 30, 2026, the outstanding balance of our fine obligation was S$200,000 and S$50,000 ($38,637), respectively. We subsequently paid the remaining balance in full, and no amount remained outstanding as of the date the unaudited condensed consolidated financial statements were available for issuance.

Capital Expenditures

No capital expenditures were incurred for the six months ended June 30, 2025 and 2026, as there were no purchases of property, plant, or equipment.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.